Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Nine Months Ended September 30,
2019
Earnings:
Income before income taxes	$222,613
Add: Fixed Charges	65,381
Add: Amortization of capitalized interest	171
Less: Interest capitalized	3,444
Less: Earnings from joint venture, net	115
Total earnings	$284,606

Fixed charges:
Interest costs (1)	$61,975
Interest factor of operating lease expense (2)	3,406
Total fixed charges	$65,381

Ratio of earnings to fixed charges (3)	4.35

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.